

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 6, 2016

<u>Via E-mail</u>
Jilliene Helman
MogulREIT I, LLC
10780 Santa Monica Blvd.
Suite 140
Los Angeles, CA 90025

> **Re: MogulREIT I, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted April 7, 2016**
> **CIK No. 0001669664**

Dear Ms. Helman:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1.   We note that you have included disclosure indicating that you may invest in commercial mortgage-related instruments and assets that are related to one or more underlying commercial real estate projects. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment

strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

3.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

4.   We note your disclosure on page 4, describing your management team's experience in the commercial real estate sector, and your risk factor disclosure under the heading "We have no prior operating history, and the prior performance of Realty Mogul, Co. or other real estate investment opportunities sponsored by Realty Mogul, Co. may not predict our future results." Please revise to include the prior performance disclosure required by Item 8 and Appendix II of Industry Guide 5, or provide a detailed explanation as to why you do not believe such disclosure is required. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

Prospectus Front Cover

5.   We note your disclosure under "Management Compensation" indicating that Realty Mogul, Co. will provide funding to your Sponsor to pay a sales commission to the applicable broker-dealer for its services in the sale of your shares. Please revise your tabular disclosure to reflect this sales commission.

6.   Please revise your offering circular cover page to briefly identify the most significant risk factors involved in the purchase of the common shares. Refer to Item 1.D. of Industry Guide 5.

Questions and Answers About This Offering

Questions About Your Performance

How will the Company's NAV per share be calculated?, page 13

7.   You state that your affiliates' accountants will calculate NAV per share. Please clarify if you refer to your outside independent accountants, and if so, please confirm whether you intend that your quantitative NAV disclosures will be expertised. If your NAV disclosures will be expertised, please file the third party consent and revise your expert section to identify the expert and the disclosures being expertised.

Management, page 74

8.   We note your disclosure that you will operate under the direction of your Manager. We further note your disclosure on page F-8 stating that your stockholders will receive dividends when authorized by your board of directors. Please clarify whether you expect to have a board of directors. To the extent that you do not expect to have a board of directors, please include a risk factor regarding the lack of a board of directors or, alternatively, provide us with an explanation as to why such disclosure is not material.

Executive Officers of our Manager, page 78

9.   Please revise your disclosure to include the disclosures required by Item 401(e) of Regulation S-K, including the names of each executive officer's previous employers and dates of employment for the past five years.

Management Compensation, page 82

10.   Please disclose the estimated broker sales commission and asset management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time.

11.   We note that you are required to reimburse your Manager for expenses incurred by Realty Mogul, Co. on behalf of you or your Manager in performance of services under the shared services agreement. Please provide us with further information regarding these expense reimbursements, including whether you will be required to reimburse your manager for employee costs of Realty Mogul, Co. or its affiliates.

Conflicts of Interests

Our Affiliates' Interests in Other Realty Mogul Entities

Allocation of Investment Opportunities, page 87

12.   We note your disclosure on page 6, stating "Realty Mogul, Co. intends to establish a number of real estate investment trusts that will be similar in structure to ours." Please provide additional disclosure regarding how your Manager and its affiliates will allocate investment opportunities that are suitable for you, future REITs they establish, and the Realty Mogul Platform.

Description of Our Common Shares

Distributions, page 110

13.   We note your disclosure in this section stating "we will make certain payments to our Manager and dealer manager for services provided to us." We further note your disclosure on page 17, stating "The Company will not pay our Manager or its affiliates any selling commissions or dealer manager fees in connection with the offer and sale of our common shares." Please revise to reconcile these statements, or advise us why no such reconciliation is needed.

Valuation Policies, page 120

14.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Plan of Distribution, page 154

15.   We note your disclosure that your shares will be offered by "associated persons." Please name the "associated persons" who will offer the securities and, if applicable, the basis on which each will meet the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934, or advise.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3207 with any other questions.

Sincerely,

/s/ Sara von Althann

Sara von Althann
Staff Attorney
Office of Real Estate and
Commodities

cc: Ryan Sakamoto, Esq. (via E-mail)
        RM Adviser, LLC

        Robert Rosenblum, Esq. (via E-mail)
        Wilson Sonsini Goodrich & Rosati, Professional Corporation.